Exhibit 23.2

Consent of Independent Auditors

The Board of Trustees
InnSuites Hospitality Trust:

We consent to the incorporation by reference in the registration statement (No. 333-46030) on Form S-8 of InnSuites Hospitality Trust and subsidiaries (the Company) of our report dated April 30, 2002, with respect to the consolidated balance sheet of the Company as of January 31, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the two-year period ended January 31, 2002, and the related financial statement schedule, which report appears in the January 31, 2003, annual report on Form 10-K of the Company.

/s/ KPMG LLP

Phoenix, Arizona
April 30, 2003